Pepco Holdings, Inc



The Right Stuff
We Deliver



Positioned for Success
in a Dynamic Industry



EEI Financial Conference
May 24-25, 2006

Table of Contents

Topic	Beginning Page No.
Safe Harbor Statement	3
Overview and Strategy	4
Power Delivery	7
Regulatory	9
PHI Mid-Atlantic Power Pathway Project	12
Standard Offer Service	18
Conectiv Energy	20
Pepco Energy Services	23
Financial Performance	25
Summary	30
Appendix – Power Delivery & Regulatory	32
Appendix – Conectiv Energy	37
Appendix – GAAP Reconciliation	40

Pepco Holdings, Inc

Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; potential changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions; legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

We've Delivered

- **We've made progress on several strategic issues amid considerable challenges since the 2002 merger**

  - ➤ **Paid down merger related debt**

  - ➤ **Divested non-strategic businesses**

  - ➤ **Effectively managed through Mirant bankruptcy process to date**

  - ➤ **Invested in our utility infrastructure (rate base) at appropriate levels, with appropriate goals**

  - ➤ **Integrated the operating utilities**

  - ➤ **Developed a successful C&I commodity business at Pepco Energy Services that is expandable**

  - ➤ **Managed Conectiv Energy through cyclical downturn in energy markets**

PHI Overview



Pepco Holdings, Inc

$8.2B LTM Revenues
$13.7B Total Assets
$4.3B Market Cap
1.8 Million Electric Customers
120,000 Gas Customers

Regulated Electric & Gas Delivery Business

pepco
A PHI Company

delmarva power
A PHI Company

atlantic city electric
A PHI Company

69% of Operating Income

Competitive Energy/ Other

conectiv energy

pepco Energy Services

PHI Investments

31% of Operating Income

Note: **Financial and customer data as of March 31, 2006. Operating Income percentage calculations are for the twelve months ended March 31, 2006, net of special items. See appendix for details.**

PHI Strategy - Summary

PHI's corporate strategy is to remain a regional diversified energy delivery utility and competitive services company focused on value creation and operational excellence

- **Power Delivery Utility Operations**
  - ➢ Operate with excellence
  - ➢ Achieve constructive regulatory outcomes
  - ➢ Invest in infrastructure

- **Conectiv Energy**
  - ➢ Optimize assets and capture market opportunities
  - ➢ Adjust hedging strategy as conditions change
  - ➢ Continue to evaluate asset purchase opportunities

- **Pepco Energy Services**
  - ➢ Expand into additional attractive markets

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery Summary

Achieve →

+ **Sales Growth**

+ **Infrastructure Investments**

+ **Operational Excellence**

+ **Constructive Regulatory Outcomes**

Deliver →

At Least 4% Annual Average Earnings Growth

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery Business Service Territory

Combined Service Territory


Philadelphia
New Jersey
Wilmington
atlantic city electric
Maryland
Atlantic City
Baltimore
Dover
Delaware
pepco
Washington
Virginia
delmarva power
Salisbury
Virginia

- **Robust Service Territory Economy**
  - **Area is less susceptible to economic downturns**
  - **Employment growth exceeds national average**
  - **Diverse government and private sectors**
  - **Per capita income is 15% above national average**
  - **Sales growth of approximately 2%**

Diversified Customer Mix


Residential 35%
Commercial 46%
Government 10%
Industrial 9%

2005 Mwh Sales

Note: See Safe Harbor Statement at the beginning of today's presentation.

8

Power Delivery - Regulated Distribution Summary

(Dollars in Millions)	Pepco		Delmarva Power				Atlantic City Electric
	District of Columbia	Maryland	Delaware	Maryland	Virginia	Delaware Gas	New Jersey
Date of Most Recent Data (1)	12/31/05	12/31/05	12/31/05	12/31/05	12/31/04	12/31/05	12/31/02
Rate Base	$994.1	$745.4	$427.0	$271.8	$31.3	$230.7	$654.9
Equity Ratio	48.31%	48.30%	47.05%	51.14%	49.29%	47.05%	46.22%
Earned Return on Rate Base (as adjusted)	5.70%	7.15%	7.53%	6.33%	5.75%	5.30%	8.14%
Regulatory Earned Return on Equity	5.17%	8.18%	10.17%	7.48%	6.06%	5.42%	Not stipulated
Most Recent Authorized Return on Equity	11.10%	11.00%	10.00%	11.90%	11.05%	10.50%	Not stipulated
Anticipated Base Rate Case Filing Date	Fall 2006	Summer 2006	N/A	Summer 2006	N/A	TBD	N/A

(1) District of Columbia data reflect a preliminary estimate for December 31, 2005. The 2005 data will not be finalized and filed with the D.C. Public Service Commission until July 1, 2006.

Notes: See appendix for additional details.

See Safe Harbor Statement at the beginning of today's presentation.

Delmarva Power – Delaware Rate Case

- **Requested $5.1 million annual increase in electric rates**

  - ➤ **$1.6 million* in distribution rates and $3.5 million transferred from distribution to supply rates**

  - ➤ **11% ROE**

- **Order effective May 1, 2006**

  - ➤ **Summary of Annual Impact**

	Pre-tax Net Earnings	Pre-tax Cash Flow
Distribution Rate Reduction	$ (11.1)	$ (11.1)
Assignment of Costs to SOS Rates	4.9	4.9
Depreciation Rates	3.1	-
Misc. Tariff Adjustments	0.4	0.4
Total	$ (2.7)	$ (5.8)

  - ➤ **10% ROE**

* Includes $0.4 million for changes in collection and reconnect fees

Transmission Formula Rate Filing

- Settlement approved by the FERC April 2006

- ROE – 10.8% for existing facilities, 11.3% for new facilities put into service on or after January 1, 2006

- Rates effective June 1, 2006 and include a settlement adjustment and true-up for rates in effect since June 1, 2005

- 50% / 50% sharing of pole attachment revenue

- Projects projected to be in-service in the current year are reflected in current rates

- Transmission rate base at December 31, 2005 - $880 million

Pepco Holdings, Inc

Pepco Holdings, Inc

PHI Mid-Atlantic Power Pathway

PHI has proposed a major transmission project to PJM:

- 230 mile, 500 kV line originating in northern Virginia, crossing Maryland, traveling up the Delmarva Peninsula and into southern New Jersey
- Significant 230 kV lines that support Maryland, Delaware and New Jersey



Newark
Wylie Ridge
Prexy
Pittsburgh
502
Deans
Trenton
Philadelphia
Cardiff
Bedington
Morgantown
Baltimore
Cedar Creek
Salem
Dennis
Steele
Kemptown
Mt. Storm
Amos
Doubs
Washington, DC
Burches Hill
Indian River
Possum Pt.
Chalk Pt.
Vienna
Calvert Cliffs
Loretto
Piney Grove
AP 500 kV Proposal
AEP 765 kV Proposal
PHI 500 kV Proposal
PHI 230 kV Proposal
Power Plant
Substation

American Electric Power (AEP) and Allegheny Power (AP) are individually proposing major high-voltage transmission projects by 2014; PHI has proposed a separate and complementary power pathway

PHI Mid-Atlantic Power Pathway

Congestion Map Illustrating Areas of Highest Congestion and Price



Note: Map information is based on PJM data for a single day at peak demand

PHI Mid-Atlantic Power Pathway

Preliminary Timeline



Cardiff
Salem
Dennis
Steele
Burches Hill
Chalk Pt
Vienna
Indian River
Possum Pt.
Calvert Cliffs
Loretto
Piney Grove
2010
Possum Point to Calvert Cliffs
2012
Calvert Cliffs to Indian River
2012
Vienna to Steele
2014
Vienna to Loretto to Piney Grove
2014
Indian River to Salem
2014
Dennis to Cardiff

- Most of the line would be built either on, or parallel to, existing right of way
- 52 miles would use existing towers
- Much of the route is along established transmission corridors through relatively rural areas

Note: See Safe Harbor Statement at the beginning of today's presentation.

PHI Mid-Atlantic Power Pathway

Preliminary Cost

(Dollars in Millions)

	Pepco	Delmarva Power	Atlantic City Electric	Total
2007	$2	$2	$-	$4
2008	63	8	9	80
2009	75	105	6	186
2010	30	175	-	205
2011	-	210	5	215
2012	-	250	15	265
2013	-	135	30	165
2014	-	80	40	120
Total	**$170**	**$965**	**$105**	**$1,240**

Note: See Safe Harbor Statement at the beginning of today's presentation.

PHI Mid-Atlantic Power Pathway

Financial Impacts

- **Utility Operations:**

  - Project total of $1.2 billion

  - AFUDC earned during construction

  - FERC authorized ROE is 11.3% for facilities put into service on or after January 1, 2006

  - Potential incremental after-tax earnings estimated at $60 - $70 million (based on 45% - 50% equity ratio)[1]

- **Conectiv Energy:**

  - Modest impact projected; after-tax annual earnings decrease preliminarily estimated at $10 million upon completion of the project, should decline over time as load grows

  - Conectiv Energy will have time to assess the market and adjust its plans as this long-term project develops

1) Assumes PJM approval of the project as proposed. Represents first year earnings post project completion in 2014. Actual incremental earnings will be realized in stages as sections of the line are placed into service. Depreciation of the investment will decrease earnings over time.

Note: See Safe Harbor Statement at the beginning of today's presentation.

PHI Mid-Atlantic Power Pathway

Benefits of the PHI Proposal

- **Improves reliability** for the Washington, D.C./Baltimore metropolitan area, Delmarva Peninsula and New Jersey region

- **Greatly reduces congestion problems** in the region

- **Enables greater access** to affordable generation sources

- **Encourages new generation construction** by providing a robust transmission infrastructure

- **Strengthens the system by** complementing ongoing transmission upgrades to the west, improving reliability and creating greater redundancy



Standard Offer Service

Delaware

- **Supply pricing became market based 5/1/06 for Delmarva Power customers**

- **59% total bill increase for residential customers effective 5/1/06**

- **Deferral program in place**
  - Three step phase in of rates over 13 months –
    - 15% on 5/1/06, 25% on 1/1/07, then full increase on 6/1/07

  - 50% of eligible customers have "opted-out" as of 5/18/06

  - Recovery of deferral balance, excluding interest costs, over 17 months, beginning 1/1/08

  - Assuming a 50% participation rate -
    - Estimated deferral balance would build up to approximately $55 million
    - Estimated after-tax interest expense of approximately $3 million incurred over the 37- month rate deferral and recovery period

Pepco Holdings, Inc

Standard Offer Service

Maryland

- Supply pricing became market based 7/1/04 for Pepco and Delmarva Power customers

- 35% - 39% total bill increase for residential customers to become effective 6/1/06

- Deferral program in place
  - Three step phase in of rates over 12 months –
    - 15% on 6/1/06, 15.7% on 3/1/07, then full increase on 6/1/07

  - 1% of eligible Pepco and Delmarva customers have "opted-in" as of 5/18/06; the "opt-in" election period ends 5/26/06

  - Recovery of deferral balance, excluding interest costs, over 18 months, beginning 6/1/07

  - At a 1% participation rate, the estimated deferral balance would build up to approximately $1 million

Conectiv Energy - Business Overview

- **Property, Plant & Equipment – 3/31/06**   **$1,302 million**

- **Average Net Cost of Installed Capacity**   **$352/kW**

- **Number of Generating Units**   **52**

- **Number of Plant Sites**   **18**

- **Generating Capacity**   **3,692 MWs**

- **1st Quarter 2006 Earnings**   **$17.1 million**



Hay Road ~ 1,090 MWs



Bethlehem ~ 1,092 MWs

Conectiv Energy – Business Drivers

Focus Captures Value

- Advantageous PJM location
  - Flexible, multi-fuel capable plants
  - Favorable PJM East locations

- Competitive capacity within the mid-merit supply in PJM East
  - Significant ancillary service capabilities
  - Minimal capital expenditures needed

Hedge Positions Enhance Value

- Liquid PJM market provides hedging flexibility

- Generation output and natural gas requirements highly hedged in 2006

- Hedge position provides near-term predictability and preserves long-term upside potential

Improving Market Conditions Amplify Value

- Market conditions strengthening in PJM
  - Continued PJM load growth
  - Improving generation margins

- Minimal new PJM capacity additions planned

- PJM considering new capacity pricing method that may provide higher and more stable prices for capacity

Conectiv Energy –
*Generation & Full Requirements Gross Margins**



* See Safe Harbor Statement at the beginning of today's presentation.
See appendix for Other Power, Oil and Gas Marketing gross margins forecast.
See appendix for additional information regarding Generating and Full Requirements gross margins forecast.

Pepco Energy Services – Business Overview

- A retail energy supply and energy services business serving the commercial and industrial (C&I) market.

- Entered the retail competitive supply market in 1999.

- Fits well with PHI's regulated utility business; opportunity to serve customers who choose alternative suppliers.

Pepco Energy Services	Q1 2006	2005	2004
Revenue	$370	$1,488	$1,167
Gross Margin	$37	$130	$102
Net Income	$5.5	$26	$13
Competitive Electric Supply Ranking*	#7	#6	#6
GWh delivered to C&I retail customers	2,447	12,612	8,087
BCF delivered to C&I retail customers	9.1	35.2	41.5

Dollars in millions
*Based on KEMA Retail Marketer Survey

Pepco Energy Services Competitive Edge

- ## Relationship-based Sales
  - Not brand dependent
  - 14 local sales offices
- ## Conservative Supply Acquisition
  - Manage toward a flat book; no speculative trading
  - Value-at-Risk Limit: $3 million
- ## Innovative Products
  - Strong back office allows for tailored billing options
  - Contract optionality creates value for both PES and customer by taking advantage of changes in wholesale versus SOS rates
  - ESCO business unit provides additional services to customers
- ## Strong Earnings Growth
  - 2005 earnings doubled versus 2004
  - 2005 results indicative of near-term future earnings
  - Going forward, earnings will depend on regulatory and market conditions

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

PHI Financial Performance

(Dollars in Millions)

	Actual Earnings				Earnings excluding Special Items	
	Quarter Ended March 31,				Quarter Ended March 31,	
	2006	(Restated) 2005			2006	(Restated) 2005
Power Delivery	$37.6	$50.0			$37.6	$44.9
Conectiv Energy	$17.1	$4.5			$9.2	$4.5
Pepco Energy Services	$5.5	$2.6			$9.6	$2.6
Other Non-Regulated	$9.6	$12.6			$9.6	$12.6
Corporate & Other	($13.0)	($15.0)			($13.0)	($15.0)
Total PHI	$56.8	$54.7			$53.0	$49.6

Note: Management believes the special items are not representative of the Company's core business operations. See Appendix for details.

Cash from Operations -
Covers Dividends and Capital Expenditures



Cash from Operations Projected Range - $750M to $850M

Actual $874 M

Millions

$900	
$800	
$700	
$600	
$500	
$400	
$300	
$200	
$100	
$0	

$656 — 2005 Actual [1]

$768 — 2006 Projection

$702 — 2007 Projection

$697 — 2008 Projection

$677 — 2009 Projection

Dividends and Capital Expenditures [2]

■ Dividends and Cap. Ex.

■ Cash from Operations

(1) *Cash from operations in 2005 excluding proceeds of $112.9 million from sale of Pepco's Mirant claims is $874 million.*
(2) *Dividend amount is based on the current annualized dividend rate of $1.04 per share. The dividend level is reviewed quarterly by the Board of Directors. Capital Expenditures exclude Mid-Atlantic Power Pathway project.*

Note: See Safe Harbor Statement at the beginning of today's presentation.

Capital Expenditures -
Covered by Internally Generated Funds



Capital Expenditures [1]

(1) Excludes Mid-Atlantic Power Pathway project.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Strengthening the Balance Sheet



Total Debt and Preferred Stock
$7,000
$6,000
$5,000
$4,000
$0
(Millions)
$6,626
$440
$6,186
$6,376
$577
$5,799
$5,898
$551
$5,347
$5,488
$523
$4,965
12/31/2002 (1)
12/31/2003 (2)
12/31/2004 (3)
12/31/2005 (4)
Other Debt & Preferred
Transition Bond Debt
Total Reduction = $1.14 B

Common Equity Ratio (5)	32.5%	33.6%	38.1%	41.8%

Notes:

1) Other debt includes capital lease obligations ($135.4M), Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds Parent Junior Subordinated Debentures ($290.0M), Mandatorily Redeemable Serial Preferred Stock ($47.5M), Serial Preferred Stock ($63.2M), Short-term debt ($1,362.4M) and Long-term debt ($4,287.5M).
2) Other debt includes capital lease obligations ($131.2M), Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds solely Parent Junior Subordinated Debentures ($98.0M), Mandatorily Redeemable Serial Preferred Stock ($45.0M), Serial Preferred Stock ($63.2M), Short-term debt ($872.4M) and Long-term debt ($4,588.9M).
3) Other debt includes capital lease obligations ($127.0M), Serial Preferred Stock ($54.9M), Short-term debt ($802.5M) and Long-term debt ($4,362.1M).
4) Other debt includes capital lease obligations ($121.9M), Serial Preferred Stock ($45.9M), Short-term debt ($594.3M) and Long-term debt ($4,202.9M).
5) Total capitalization excludes Transition Bond Debt and includes Pepco Energy Services' Project Debt.

Stable, Secure Dividend

- **Indicated annual dividend of $1.04 per share**



- **Current dividend yield is 24% higher than the average dividend yield for companies in the S&P Electric Utilities**



Attractive Dividend Yield

Notes: *Dividend yield = Annual dividend per share / common stock price per share*
Pricing data as of April 28, 2006
Source for S&P Electric Utilities information is Thomson Financial

Why Invest in PHI ?

- **Growing regulated utility earnings base with incremental earnings from competitive energy businesses**

- **Robust cash flow supports attractive dividend rate and provides cash for growth investments**

- **On-going strengthening of the balance sheet**

- **We've delivered on our commitments**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Appendix

Power Delivery Regulatory Summary

	Maryland	District of Columbia	Delaware	New Jersey	Virginia
2005 MWh Distribution Sales[1]	39%	22%	18%	20%	1%
Retail Delivery Rate Cap	Through December 2006 (unless FERC transmission rates increase more than 10%)	Through August 2007 (unless FERC transmission rates increase more than 10%)	Caps expired April 2006	No caps	Through December 2010 (with exceptions)
Default Service	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco / DPL	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco	Provided through a PSC approved wholesale bidding process; fixed annual margin of $2.75M	Provided through a BPU approved wholesale bidding process	Provided through DPL managed competitive bidding process
Recent Rate Case Outcomes	In rate review cases mandated by the merger, it was shown that the current delivery rates for Pepco and DPL should not be decreased, and that DPL was entitled to increase delivery rates by $1.1M, effective 7/04, which was the only increase allowed under the merger settlements until 2007	In rate review case mandated by the merger settlement, it was shown that the current delivery rates for Pepco should not be decreased; no increase was allowed under the settlement	Ancillary service rate increase of $12.4M effective 7/04; transmission service revenue filing pending ($6.2 M); electric base rate case, annual pre-tax earnings decrease of $2.7 million effective 5/06	Annual pre-tax earnings increase of approximately $20M effective 6/05	None

(1)   As a percentage of total PHI distribution sales.

Regulated Distribution - Pepco

(Dollars in Millions)

	District of Columbia	Maryland
Date of Most Recent Data	12/31/05 [1]	12/31/05 [2]
Rate Base [1,2]	$994.1	$745.4
Equity Ratio	48.31%	48.30%
Earned Return on Rate Base (as adjusted) [1,2]	5.70%	7.15%
Regulatory Earned Return on Equity [3]	5.17%	8.18%
Most Recent Authorized Return on Equity	11.10% [4]	11.00% [5]
Revenue Increase Necessary Based on Earned Returns Shown Above at:		
11.0% ROE	$47.8	$17.1
Estimated total bill percentage increase [6]	7.3%	1.6%
10.5% ROE	$42.6	$14.1
Estimated total bill percentage increase [6]	6.5%	1.3%
Anticipated Base Rate Case Filing Date	**Fall 2006**	**Summer 2006**

Notes:
(1) District of Columbia data reflect a preliminary estimate for December 31, 2005. The 2005 data will not be finalized and filed with the D.C. Public Service Commission until July 1, 2006.
(2) Maryland data are taken from the most recent reports filed with the Maryland Public Service Commission. Such reports are developed in accordance with Commission instructions, which are not necessarily the same as, and do not necessarily reflect, the Company's filing position in all respects.
(3) The Regulatory Earned return on Equity is computed by deducting the composite embedded costs of debt and preferred stock from the Earned Return on Rate Base and dividing the remainder by the equity percentage in the capital structure.
(4) Formal Case No. 939, Order No. 10646 effective 7/11/95.
(5) Case No. 8791 Settlement, Order No. 74711 effective 12/1/98.
(6) Based on total billed revenues for 12 month period ending with the dates noted above.

Regulated Distribution - Delmarva Power

(Dollars in Millions)

	Delaware – Electric	Maryland – Electric	Virginia – Electric	Delaware - Gas
Date of Most Recent Report Data	12/31/05	12/31/05	12/31/04	12/31/05
Rate Base [1]	$427.0	$271.8	$31.3	$230.7
Equity Ratio	47.05%	51.14%	49.29%	47.05%
Earned Return on Rate Base (as adjusted)[1]	7.53%	6.33%	5.75%	5.30%
Regulatory Earned Return on Equity [2]	10.17%	7.48%	6.06%	5.42%
Most Recent Authorized Return on Equity	10.00% [3]	11.90% [4]	11.05% [5]	10.50% [6]
Revenue Increase Necessary Based on Earned Returns Shown Above at:				
11.0% ROE	$2.9	$8.3	$1.2	$10.2
Estimated Total Bill Percentage Increase [7]	0.5%	2.5%	3.5%	5.3%
10.5% ROE	$1.2	$7.1	$1.1	$9.3
Estimated Total Bill Percentage Increase [7]	0.2%	2.2%	3.2%	4.8%
Anticipated Base Rate Case Filing Date	N/A	Summer 2006	N/A	TBD

Notes: (1) Data are taken from the most recent reports filed with the Company's regulatory commissions for the periods December 31, 2004 and December 31, 2005. Such reports are developed in accordance with Commission instructions, which are not necessarily the same as, and do not necessarily reflect the Company's filing position in all respects.

(2) The Regulatory Earned Return on Equity is computed by deducting the composite embedded costs of debt and preferred stock from the Earned Return on Rate Base and dividing the remainder by the equity percentage in the capital structure.

(3) Docket No. 05-304, Order No. 6903, effective 5/1/06.

(4) Case No. 8492 Settlement, Order No. 70415, effective 4/1/93.

(5) PUE 930036, effective 10/5/93.

(6) Docket No. 03-127, Order No. 6327, effective 12/9/03.

(7) Based on total billed revenues for 12 month period ending with the dates noted above.

34

Regulated Distribution – Atlantic City Electric

(Dollars in Millions)

	New Jersey
Date of Most Recent Report Data	12/31/02
Rate Base *	$654.9
Equity ratio (as stipulated)	46.22%
Earned Return on Rate Base (as adjusted) *	8.14%
Regulatory Earned Return on Equity	Not stipulated in settlement
Most Recent Authorized Return on Equity	Not stipulated in settlement

- **New Jersey rate case settled effective June 2005**
- **Annual pre-tax earnings increase of approximately $20 million**

* Data are taken from the Company's approved settlement agreement in the most recent rate case. The Company does not file a periodic report with the New Jersey Board of Public Utilities.

Pepco Holdings, Inc.

Power Delivery - Infrastructure Investment Strategy

Major Transmission Construction Projects [1]

Dollars in Millions

	Utility	Scheduled In Service	Project Total
New 230 KV Transmission Line between Cardiff and Oyster Creek to enhance reliability in southern New Jersey; included in PJM RTEP	ACE	Jun 2005	$ 112
New 230 KV Transmission Line and Substation to replace BL England generating station; included in PJM RTEP	ACE	Dec 2007	82
New Alloway 500/230 KV Transmission Substation to alleviate PJM System overload contingency problem; included in PJM RTEP (Land and permits to be obtained in 2006)	ACE	May 2008	62
New 230 KV Transmission Line between Red Lion, Milford and Indian River substations to meet southern peninsula import capability requirements; included in PJM RTEP	DPL	Jun 2006	62
New 230 KV underground Transmission Lines between Palmers Corner, MD and Blue Plains, MD/DC to replace the transmission capability of Mirant's Potomac River generating station, which may be closed down; included in PJM RTEP	Pepco	May 2007	70
Total Major Transmission Projects [2]			**$ 388**

(1) *Excludes Mid-Atlantic Power Pathway project.*

(2) *Projects included in the Regional Transmission Expansion Plan (RTEP) mandated by PJM Interconnection, a FERC approved Regional Transmission Organization (RTO).*

Note: See Safe Harbor Statement at the beginning of today's presentation.

Conectiv Energy - Power, Oil and Gas Marketing

- **Within this grouping the following major activities are housed:**
  - Oil marketing through our subsidiary Petron Oil Company
  - Power and Gas Origination activities
  - Short term power marketing via our real time desk
  - Third party asset management contracts

- **Overall, our expectations from this segment are gross margins in a range of $15-$25 million***

** See Safe Harbor Statement at the beginning of today's presentation.*

Conectiv Energy – Generation & Full Requirements Forecasts*

- **2006 margins are likely to be impacted by several factors, compared to 2005:**

  - ↓ Lower value from standard product hedges
  - ↓ Expiration of tolling contract May 1, 2006
  - ↓ Weather
  - ↑ Expiration of POLR contracts
  - ↑ Option value of plants during summer peak period is regained

- **2007 margins reflect anticipated improvements over 2006 projections:**
  - ↑ Higher capacity prices
  - ↑ Improved margins on standard product hedges
  - ↑ Higher output, reflecting improved supply/demand fundamentals
  - ↑ Re-pricing of POLR/SOS contracts

* See Safe Harbor Statement at the beginning of today's presentation.

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*Conectiv Energy - Critical Assumptions**

Our forecasted generation and load serving margins reflect an improving PJM market and the following critical assumptions:

- 2006 generation is highly hedged

- Merchant generation energy and capacity margin improvements beginning in 2007

- Generation output of 5.0 to 5.5 GWh's in 2006

- Generation output of 5.7 to 6.2 GWh's in 2007

- No change in PJM operating or dispatching rules

- Maintaining improvements in plant availability and on-dispatch results

- Hedge effectiveness is maintained

- Re-pricing of POLR/SOS contracts at more favorable margins

- No replacement of existing tolling agreement

- Replacement of standard product hedges at more favorable margins

Reconciliation of Earnings Per Share

GAAP EPS Reconciled to EPS Excluding Special Items

Earnings per Share	Three Months Ended March 31, 2006	Three Months Ended March 31, (Restated) 2005
Reported (GAAP) Earnings per Share	$0.29	$0.29
Special Items:		
Gain on disposition of interest in co-generation facility	(0.04)	-
Impairment loss on energy services assets	0.02	-
New Jersey base rate case settlement	-	(0.03)
Earnings Per Share, Excluding Special Items	$0.27	$0.26

Note: Management believes the special items are not representative of the Company's core business operations.

Reconciliation of Net Earnings

GAAP Earnings Reconciled to Earnings Excluding Special Items

Net Earnings – Dollars in Millions	Three Months Ended March 31,	
		(Restated)
	2006	2005
Reported (GAAP) Net Earnings	$56.8	$54.7
Special Items:		
Gain on disposition of interest in co-generation facility	(7.9)	-
Impairment loss on energy services assets	4.1	-
New Jersey base rate case settlement	-	(5.1)
Net Earnings, Excluding Special Items	$53.0	$49.6

Note: Management believes the special items are not representative of the Company's core business operations.

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Reconciliation of Operating Income

Reported Operating Income Reconciled to Operating Income Excluding Special Items

For the twelve months ended March 31, 2006

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corporate & Other	PHI Consolidated
Reported Segment Operating Income	$666.2	$112.7	$47.3	$86.1	$2.3	$914.6
Percent of operating income	72.8%	12.3%	5.2%	9.4%	0.3%	100.0%
Special Items:						
Gain on sale of non utility land, Buzzard Point	(68.1)					(68.1)
Gain on sale of Pepco Mirant claims	(70.5)					(70.5)
Final liquidation of Financial Investment				(13.3)		(13.3)
Impairment loss on energy services assets			6.3			6.3
Operating Income excluding Special Items	$527.6	$112.7	$53.6	$72.8	$2.3	$769.0
Percent of operating income excluding special items	68.6%	14.7%	7.0%	9.5%	0.2%	100.0%

Note: Management believes the special items are not representative of the Company's core business operations.